Exhibit 99.(e)(1)

ADDENDUM TO

DISTRIBUTION AGREEMENT

Dated November 30, 2007

between

THE VICTORY INSTITUTIONAL FUNDS

and

VICTORY CAPITAL ADVISERS, INC.

This Addendum to the Distribution Agreement (“Agreement”) dated November 30, 2007, between The Victory Institutional Funds, on behalf of those series listed on Schedule I, as may be amended from time to time, and Victory Capital Advisers, Inc. is made as of December 1, 2010.

WHEREAS the parties agree to make non-material changes or corrections to the Agreement.

NOW THEREFORE, the following non-material changes or corrections shall be made to the Agreement:

A.            Modify Section II, Item 3(h) to read as follows:

(h)           The Trust agrees to advise (directly or through one of its service providers) the Distributor as soon as reasonably practical by a notice in writing delivered to the Distributor pursuant to Section VIII.:

B.            Modify the second sentence of Item VIII to read as follows:

Notices of any kind to be given to the Distributor hereunder by the Trust shall be in writing and shall be duly given if mailed or delivered to the Distributor at Victory Capital Management, 127 Public Square, Cleveland, OH 44114 Mailcode: OH-01-27-1422 or at such other address or to such individual as shall be so specified by the Distributor to the Trust.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date written above.

/s/ Chris Dyer	/s/ Michael Policarpo
THE VICTORY INSTITUTIONAL FUNDS	VICTORY CAPITAL ADVISERS, INC.
Name: Chris Dyer	Name: Michael Policarpo
Title: Secretary	Title: President